FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 15, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	ABN AMRO to start buying back its own shares in line with earlier announcement.

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-89136 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: August 15, 2006	By:	/s/ W.G. Jiskoot

		Name:	W.G. Jiskoot
		Title:	Member of the Managing Board

	By:	/s/ H.W. Nagtglas Versteeg

		Name:	H.W. Nagtglas Versteeg
		Title:	Company Secretary

Item 1

Amsterdam, 15 August 2006

ABN AMRO to start buying back its own shares in line with earlier announcement

In line with the 31 July 2006 announcement to reduce its excess capital by buying back its own shares, ABN AMRO today announces it commences the buyback for a total amount of EUR 750 mln of its own shares. Shares are to be bought back by 31 December 2006. The total amount of shares to be repurchased in 2006 buyback programs will not exceed 10% of ABN AMRO's issued capital.

Other ABN AMRO buy back initiatives in 2006:

EUR 600 mln share buyback programme first announced on 14 December 2005 and started on 9 February 2006. On 26 May 2006 ABN AMRO announced the completion of this buyback programme.

Shares issued in conjunction with the interim dividend 2006 will be repurchased by 31 December 2006, this in order to neutralise the dilutive effect of the stock dividend

Shares issued as a result of the exercise of staff options in 2006 will be repurchased by31 December 2006.

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